Lennar Corporation

700 Northwest 107th Avenue

Miami, Florida 33172

(305) 559-4000

May 23, 2019

By EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Ameen Hamady

Office of Manufacturing and Construction

Re:	Lennar Corporation

Form 10-K for Fiscal Year Ended November 30, 2018

Filed January 28, 2019

Form 10-Q for the Period Ended February 28, 2019

Filed April 8, 2019

File No. 001-11749

Ladies and Gentlemen:

The following are the responses of Lennar Corporation (“the Company”) to the comments contained in the letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated May 16, 2019, regarding the above referenced Form 10-K and Form 10-Q. For your convenience, the Staff’s comment precedes each response in this letter.

Form 10-Q for the period ended February 28, 2019

Basis of Presentation

Recently Adopted Accounting Pronouncements, page 7

Comment No. 1

We note from your response to comment 1 of our letter dated May 1, 2019, that there were no significant changes to your revenue recognition accounting policies from those noted in your recent annual report on Form 10-K. We further note from the revenue recognition policies in your Form 10-K that you recognize revenue from (1) home sales when the sales are closed and title passes to the new homeowner, the new homeowner’s initial and continuing investment is adequate to demonstrate a commitment to pay for the home, the new homeowner’s receivable is not subject to future subordination and the Company does not have a substantial continuing involvement with the new home, and (2) land sales when a significant down payment is received, the earnings process is complete, title passes and collectability of the receivable is reasonably assured. It is unclear to us how these policies comply with the provisions of ASC 606. Furthermore, we could not locate disclosure about the nature and timing of recognition of your service-related performance obligations (e.g., management fees and mortgage financing, title insurance, and closing service fees). Please disclose in future Forms 10-Q for the interim periods in the fiscal year ended November 30, 2019 your accounting policies for contracts with customers across all your segments.

Response

In future 10-Q filings for the interim periods in the fiscal year ended November 30, 2019, we will disclose our significant accounting policies for contracts with customers across all of our segments.

Homebuilding Segments

We will disclose that we generally recognize revenues and related profits from sales of homes at the time of the closing of a sale, when title to and possession of the property are transferred to the homebuyer. The Company’s performance obligation, to deliver the agreed-upon home, is generally satisfied in less than one year from the original contract date. Cash proceeds from home closings held in escrow for the Company’s benefit, typically for approximately three days, are included in Lennar homebuilding cash and cash equivalents in the condensed consolidated balance sheets and disclosed in the notes to the condensed consolidated balance sheets. Contract liabilities include customer deposits liabilities related to sold but undelivered homes that are included in other liabilities in the condensed consolidated balance sheets.

The Company periodically elects to sell parcels of land to third parties. Cash consideration from land sales is typically due on the closing date, which is generally when performance obligations are satisfied and revenue is recognized as title to and possession of the property are transferred to the buyer.

Financial Services Segment

The Company’s financial services’ operations recognize revenues as follows: Title premiums on policies issued directly by us are recognized as revenue on the effective date of the title policies and escrow fees and loan origination revenues are recognized at the time the related real estate transactions are completed, usually upon the close of escrow. Revenues from title policies issued by independent agents are recognized as revenue when notice of issuance is received from the agent, which is generally when cash payment is received by us.

Multifamily Segment

The Company’s multifamily segment provides management services with respect to the development, construction and property management of rental projects in joint ventures in which we have investments. As a result, our multifamily segment earns and receives fees, which are generally based upon a stated percentage of development and construction costs and a percentage of gross rental collections. These fees are recorded over the period in which the services are performed using an input method, which properly depicts the level of effort required to complete the management services. In addition, our multifamily segment provides general contractor services for the construction of some of its rental projects and recognizes the revenue over the period in which the services are performed using an input method, which properly depicts the level of effort required to complete the construction services. These customer contracts require the Company to provide management and general contractor services which represents a performance obligation that the Company satisfies over time. Management fees and general contractor services in the multifamily segment are included in multifamily revenue.

Form 10-K for the period ended November 30, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

Comment No. 2

We note your response to comment 2 from our letter dated May 1, 2019. We believe that the quantification of the dollar impact of the CalAtlantic acquisition within MD&A allows for a thorough understanding and evaluation of your operating results for the periods presented including any impact from organic operating results. Please expand your MD&A to include the information you highlight in paragraph 3 of your response and include similar information to the extent that the CalAtlantic acquisition materially impacted any additional segment results of operations.

Response

In future filings that include 2018 comparative information we will expand our MD&A to include the information highlighted in paragraph 3 of our previous response, which states the homebuilding revenues and earnings before income taxes that were from CalAtlantic since the date of acquisition. We will include similar information to the extent that the CalAtlantic acquisition materially impacted any additional segment results of operations.

If you have any questions regarding the above, please contact me at 305-229-6419 or Mark Sustana at 305-229-6584.

Sincerely,

By:	/s/ Diane Bessette
Name: Diane Bessette
Title: Vice President, Chief Financial Officer and Treasurer

cc:	Ameen Hamady Jeanne Baker